EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Year ended December 31, 2023; Notice of Management Conference Call; Dividend Declaration

ST HELIER, Jersey, March 28, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the year ended December 31, 2023 (the "Year"). Further information on the financial and operating results for the Year and the quarter ended December 31, 2023 (the "Quarter" or "Q4") can be found in the Management Discussion and Analysis ("MD&A"), and the audited financial statements, which are available on the Company's website and which are being filed on SEDAR.

Following the trading update of March 4, 2024, the Company is trading in line with both market expectations and production guidance for 2024. The Company also declares a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

2023 Financial Summary (USD)

  Gross revenue of $146.3 million (2022: $142.1 million). Revenue for the Year was 3% higher than in 2022 due to a 7.8% increase in the average realised price of gold sold.
  Gross profit of $41.5 million (2022: $61.8 million). Gross profit decreased due to higher production costs at Blanket Mine (“Blanket”) of $69.6 million and operating costs at the small scale, temporary Bilboes oxide mine in the Year of $13.1 million. The Bilboes oxide mine was returned to care and maintenance with effect from October 1 2023.
  Revenue and gross profit exclude the benefit of 3,057 ounces of gold work-in-progress at the end of December which were sold in the first week of January.
  Administrative expenses of $17.4 million (2022: $11.9 million). Administrative expenses during the Year were 46% higher than in 2022, predominantly due to increased salaries and wages (which included a one-off settlement payable to the former Chief Operating Officer) and payment for advisory services on conclusion of the Bilboes acquisition in January 2023.
  EBITDA of $29.7 million (2022: $50.4 million) was lower than in 2023 primarily due to the Bilboes oxide mining cost of $13.1 million and several one-off costs including, those listed above, higher than expected labour and power costs of $5.5 million, and $2.5 million of foreign exchange losses in the year.
  On-mine cost per ounce1 was $1,047 (2022: $735).   Excluding the costs of the small-scale temporary Bilboes oxide mine (which was placed on care and maintenance from October 1, 2023), on-mine costs would have amounted to $912 per ounce compared to $735 per ounce in 2022, the increase being due to increased labour and electricity costs.
  All-in sustaining cost per ounce1 of $1,445 (2022: $878) being a 64.6% increase year-on-year, predominantly due to the higher on-mine cost per ounce (above) and an increase in sustaining capital expenditure following the classifying of capital expenditures on projects due to Blanket’s investment phase nearing its end.
  Adjusted earnings per share (“EPS”)1 of 17.1 cents (2022: 219.9 cents).
  Net cash from operating activities of $14.8 million (2022: $42.6 million).
  Net cash and cash equivalents of $(11.0) million (2022: $1.5 million). The decrease is predominantly due to cash consumption from the Bilboes oxide mine operating activities, the higher cost at Blanket and the once-off costs highlighted above.
  The dividend for 2023 was maintained at the same level as in 2022. As set out in a separate news release issued today, Caledonia has declared a quarterly dividend of 14 cents per share, payable on April 26, 2024. This reflects our confidence in Blanket’s operations and its cash generation.

Operating Highlights

  Annual gold production at Blanket of 75,416 ounces (“oz”) in 2023, in line with guidance.
  Quarterly gold production at Blanket of 20,172 oz in Q4.
  2024 gold production guidance at Blanket of 74,000 oz to 78,000 oz2.
  Gold sales in Q4 excluded 3,057 oz that were held as work-in-progress as at December 31, 2023 and which were sold early in January 2024.
  Further encouraging results from the deep-level drilling programme at Blanket, as announced in January 2024, which is currently evaluating the continuity of the mineralised zones on the Blanket and Eroica ore bodies. Total drilling for 2023 was 13,280 metres and this, together with ongoing drilling, will be reflected in a revised mineral resource statement expected to be released in the second quarter of 2024.

Post Year-end events, Outlook and Strategic Focus

  The operating and financial performance at Blanket has been in line with management expectations in the first quarter of 2024.
  The Company is evaluating the initial results of the ongoing work on revised feasibility studies for Bilboes with a specific focus on reducing the initial capital expenditure profile, thereby enhancing the project economics.
  Dana Roets left the business as Chief Operating Officer on February 29, 2024. A process is well-advanced to appoint a replacement.
  Tariro Gadzikwa has joined the board as an independent non-executive director.
  Caledonia’s immediate strategic focus is to:
    Produce between 74,000 oz to 78,000 oz in 2024 at Blanket and at a similar level in 2025.
    Complete a revised resource statement thereby extending the life of mine at Blanket.
    Complete the updated feasibility study on the Bilboes sulphide project to determine the best implementation strategy and estimate the funding requirements, and commence development of the project.
    Continue with exploration activities at the Motapa exploration project.

Mark Learmonth, Chief Executive Officer, commented:

“The performance of Blanket remains robust; operating cash flows across the second half of the year show a continuation of the improved operating performance compared to the first half of 2023. We continue to see Blanket as the solid foundation for growth as we pursue our strategy to become a multi-asset gold producer.

“I am pleased that the Company also announces today its quarterly dividend of 14 cents which reflects managements confidence in the operations of the business. Future dividend payments will reflect operational performance and an assessment of capital allocation.

“At a consolidated level, group profitability for the Quarter was adversely affected by several unanticipated one-off costs, and by higher than expected labour and power costs. Management has taken steps to address these and is evaluating measures to reduce electricity consumption and improve labour efficiency. Gold sales in the Quarter exclude 3,057 ounces of gold that were held as work-in-progress as at December 31, 2023 and which were sold early in January 2024.

“We are highly encouraged by the results from the underground exploration programme at Blanket which we restarted during the year; in general, the drilling results, which we announced in July 2023 and January 2024, indicated significantly better widths and grades than previously modelled and we expect to publish a revised resource statement in the second quarter of 2024 which should incorporate an increase in Blanket's life of mine.

“Caledonia’s vision has evolved over the last couple of years from being a relatively small operator of a single asset towards a strategy focussed on becoming a multi-asset, Zimbabwe focussed gold producer with an ambition to produce over 250,000 ounces of gold per annum. The acquisition of Bilboes in January 2023 builds on the earlier acquisitions of Motapa and Maligreen to create a portfolio of high-quality exploration and development assets in Zimbabwe.

“I look forward to announcing the results of the updated feasibility study for the Bilboes sulphide project soon and firmly believe that we have the potential to create and deliver greater shareholder value from the future inclusion of this project in our production profile.”

Commentary
Revenue in the Quarter was 13.1% higher than the last quarter of 2022 (the “comparative quarter”) due to a 0.9% increase in the quantity of gold sold and a 12.2% increase in the average realised price of gold sold. Revenue for the Year was 3.0% higher than in 2022 due to a 7.8% increase in the average realised price of gold sold, offset by 4.4% lower oz sold in the Year compared to 2022. Sales in the Quarter exclude 3,057 oz that were held as work-in-progress at December 31, 2023 and which were sold early in January 2024. Production at Blanket for the Year of 75,416 oz was in line with guidance.

Finance costs paid in the Quarter and the Year increased due to overdraft interest of $0.7 million in the Quarter and $1.7 million in the Year (Q4 2022: $0.1 million; 2022: $0.2 million) to accommodate working capital fluctuations at Blanket. In addition, finance costs for the Year included interest of $0.6 million (2022: $nil) related to the Motapa loan notes that were fully repaid on July 3, 2023.

Gross profit for the Quarter and Year decreased from the comparative quarter and previous year, due to higher production costs, in particular at the Bilboes oxide mine and electricity and labour costs at Blanket. Increased non-cash, depreciation costs were also incurred as a result of a shortening of the useful life of certain property, plant and equipment items at Blanket in the Year in areas that are planned to be mothballed over the next few years as the mine transitions towards producing entirely from below 750 meters, serviced by the Central Shaft.

Blanket’s Q4 production costs increased due to the higher than anticipated use of electricity arising from the continued heavy use of infrastructure at the No. 4 Shaft and Jethro Shaft. These will be used more sparingly going forwards following the commissioning of the Central Shaft. Electricity usage is expected to reduce in 2024 and 2025 as Blanket transitions from the old mine infrastructure and mining activities become centralised in areas accessible by the Central Shaft. Management is reviewing the timing of closing down other shafts and machinery and using infrastructure more efficiently, to reduce future power consumption.

The poor quality of electricity supply from the Zimbabwe grid is the most significant production risk at Blanket. In Q4, Blanket’s power supply from the grid was interrupted due to an imbalance between electricity demand and supply. Management is investigating options to alleviate the instability in the utility supply and further reduce the cost of diesel generator usage to supplement low voltage occurrences and power outages. Further work is in process to reduce Blanket's overall electricity consumption by utilising the available shafts and machinery more efficiently.

The management of the labour force has improved since December 2023 and, as a result, the overtime costs reduced significantly in December 2023. These efficiencies are expected to continue.

Administrative expenses in the Quarter were 43.0% higher than the comparative quarter predominantly due to increased salaries and wages (including the settlement amount paid to the Chief Operating Officer on leaving the business). Administrative expenses in the Year include a one-off fee of $3.1 million paid for advisory services on conclusion of the Bilboes acquisition in January 2023. Excluding both of these costs, which are non-recurring, administration expenses for the Year increased by 5.0% compared to 2022.

Finance costs paid in the Quarter and the Year increased due to overdraft interest of $0.7 million in the Quarter and $1.7 million in the Year (Q4 2022: $0.1 million; 2022: $0.2 million) to accommodate working capital fluctuations at Blanket. In addition, finance costs for the Year included interest of $0.6 million (2022: $nil) related to the Motapa loan notes that were fully repaid by July 3, 2023.

Net profit for the Quarter and Year was affected by increased production costs, higher depreciation and higher administrative expenses compared to the comparative quarter and previous year. Further, net profit for the Year was negatively affected by foreign exchange losses compared to foreign exchange gains in the previous year.

Due to the oxide mining activities at Bilboes incurring losses, it returned to care and maintenance with effect from October 1, 2023, following which the costs at Bilboes reduced from approximately $1 million per month to $200,000 per month, being the costs of security and other care and maintenance costs. Leaching of the oxide ore on the heap leach continued and will continue as long as the gold recovered from the heap contributes to care and maintenance costs. Oxide mining will resume when the stripping of the waste for the sulphide project commences.

The ongoing underground drilling program at Blanket targeted the Eroica, Blanket and AR south ore bodies and has yielded encouraging results which were published on July 10, 2023 and January 30, 2024. Total drilling for 2023 was 13,280 metres and the results indicate that the existing Blanket, Eroica and AR South ore bodies have grades and widths which are generally better than expected. This new information will be reflected in a revised resource statement which is expected to be published in the second quarter of 2024 and, in due course, an updated technical report in respect of Blanket.

Bilboes Feasibility Study
Work on a revised feasibility study for the large-scale sulphide project at Bilboes is well-advanced and the Company is considering the initial results. Further work continues, particularly focused on reducing the initial capital expenditure with a view to enhancing the project economics. This will require the preparation of a new technical report which reflects the work that has already been performed and the further work that is currently in progress. Management has always stressed that it will consider alternative development paths for Bilboes with a view to optimising capital allocation and thereby maximising the uplift in value for Caledonia shareholders.

Conference Call Details
Management will host a conference call at 2pm London time on 3rd April to discuss the 2023 results.

Details for the call are as follows:

When: Apr 3, 2024 02:00 PM London time

Topic: Q4 and FY Results call for Shareholders

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_kr_kHxqgSuKFqoj8fMUL2w

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR/ IR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development, future costs, the development of Bilboes, our strategic vision and the publication of an updated mineral resource statement.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Consolidated statements of profit or loss and other comprehensive income
(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	2023	2022	2021

Revenue	146,314	142,082	121,329
Royalty	(7,637)	(7,124)	(6,083)
Production costs	(82,709)	(62,998)	(53,126)
Depreciation	(14,486)	(10,141)	(8,046)
Gross profit	41,482	61,819	54,074
Other income	263	60	46
Other expenses	(4,367)	(11,782)	(7,136)
Administrative expenses	(17,429)	(11,941)	(9,091)
Cash-settled share-based expense	(463)	(609)	(477)
Equity-settled share-based expense	(640)	(484)	–
Net foreign exchange (loss) gain	(2,550)	4,411	1,184
Net derivative financial instrument expense	(1,119)	(1,198)	(240)
Operating profit	15,177	40,276	38,360
Finance income	39	17	14
Finance cost	(3,024)	(657)	(375)
Profit before tax	12,192	39,636	37,999
Tax expense	(12,810)	(16,770)	(14,857)
(Loss) profit for the period	(618)	22,866	23,142

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(622)	(462)	(531)
Total comprehensive income for the period	(1,240)	22,404	22,611

(Loss) profit attributable to:
Owners of the Company	(4,198)	17,903	18,405
Non-controlling interests	3,580	4,963	4,737
(Loss) profit for the period	(618)	22,866	23,142

Total comprehensive income attributable to:
Owners of the Company	(4,820)	17,441	17,874
Non-controlling interests	3,580	4,963	4,737
Total comprehensive income for the period	(1,240)	22,404	22,611

(Loss) earnings per share
Basic (loss) earnings per share ($)	(0.24)	1.36	1.49
Diluted (loss) earnings per share ($)	(0.24)	1.35	1.48

Consolidated statements of cash flows
For the years ended December 31,
(in thousands of United States Dollars, unless indicated otherwise)

	2023	2022	2021

Cash inflow from operations	26,398	49,657	38,703
Interest received	39	17	14
Finance costs paid	(2,462)	(192)	(388)
Tax paid	(9,206)	(6,866)	(7,426)
Net cash inflow from operating activities	14,769	42,616	30,903

Cash flows used in investing activities
Acquisition of property, plant and equipment	(28,556)	(41,495)	(32,112)
Acquisition of exploration and evaluation assets	(1,837)	(2,596)	(5,717)
Proceeds from sale of assets held for sale	–	–	500
Proceeds from derivative financial instruments	178	–	1,066
Acquisition of Put options	(946)	(478)	–
Proceeds from disposal of subsidiary	–	–	340
Proceeds from call options	–	416	208
Acquisition of call options	–	(176)	–
Net cash used in investing activities	(31,161)	(44,329)	(35,715)

Cash flows from financing activities
Dividends paid	(11,099)	(8,906)	(8,069)
Payment of lease liabilities	(184)	(150)	(129)
Shares issued – equity raise (net of transaction cost)	15,569	–	7,806
Repayments of term loans	–	–	(361)
Loan notes - Motapa payment	(7,250)	–	–
Loan notes - solar bond issue receipts (net of transaction cost)	6,895	–	–
Proceeds from gold loan	–	–	2,752
Repayment of gold loan	–	(3,698)	–
Proceeds from share options exercised	–	–	165
Net cash from/ (used in) financing activities	3,931	(12,754)	2,164
Net decrease in cash and cash equivalents	(12,461)	(14,467)	(2,648)
Effect of exchange rate fluctuations on cash and cash equivalents	(67)	(302)	(179)
Net cash and cash equivalents at the beginning of the year	1,496	16,265	19,092
Net cash and cash equivalents at the end of the year	(11,032)	1,496	16,265

Consolidated statements of financial position
(in thousands of United States Dollars, unless indicated otherwise)

As at December 31	2023	2022

Assets
Exploration and evaluation assets	94,272	17,579
Property, plant and equipment	179,649	178,983
Deferred tax asset	153	202
Total non-current assets	274,074	196,764

Income tax receivable	1,120	40
Inventories	20,304	18,334
Derivative financial assets	88	440
Trade and other receivables	9,952	9,185
Prepayments	2,538	3,693
Cash and cash equivalents	6,708	6,735
Assets held for sale	13,519	–
Total current assets	54,229	38,427
Total assets	328,303	235,191

Equity and liabilities
Share capital	165,068	83,471
Reserves	137,819	137,801
Retained loss	(63,172)	(50,222)
Equity attributable to shareholders	239,715	171,050
Non-controlling interests	24,477	22,409
Total equity	264,192	193,459

Liabilities
Deferred tax liabilities	6,131	5,123
Provisions	10,985	2,958
Loan notes - long term portion	6,447	–
Cash-settled share-based payment - long term portion	374	1,029
Lease liabilities - long term portion	41	181
Total non-current liabilities	23,978	9,291

Cash-settled share-based payment - short term portion	920	1,188
Income tax payable	10	1,324
Lease liabilities - short term portion	167	132
Loan notes - short term portion	665	7,104
Trade and other payables	20,503	17,454
Overdraft and term loans	17,740	5,239
Liabilities associated with assets held for sale	128	–
Total current liabilities	40,133	32,441
Total liabilities	64,111	41,732
Total equity and liabilities	328,303	235,191

1 Non-IFRS measures such as “On-mine cost per ounce”, “All-in sustaining cost per ounce” and “adjusted EPS” are used throughout this announcement. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

2 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date September 1, 2022 prepared by Minxcon (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on March 13, 2023.